UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM NT-10K

REQUEST FOR AN EXTENSION TO FILE FORM 10-K UNDER SECTIONS
13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  0-17334

Exact name of registrant as specified in its charter:  Government
Backed Trust T-3

Address, including zip code, and telephone number, including area code, of registrant's principal executive offices:
c/o JPMorgan Chase Bank
450 West 33rd Street, 15th Floor
New York, NY  10001
(212) 946-8608

Title of each class of securities covered by this Form: 9.625% Current Coupon Certificates, Class T-3
_______________________________________________________________________
Registrant is requesting an extension of time until April 15, 2002 in which to file Form 10-K for the year ended December 31, 2001. The registrant experienced unavoidable delays in supplying its external auditor with the necessary workpapers to perform the audit. As such, the auditor will need additional time to examine the books and records of the Trust in order to complete the audit.


Pursuant to the requirements of the Securities Exchange Act of 1934, Government Backed Trust T-3 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March  22, 2002
By:    Dennis Kildea
       Assistant Vice President